CACHET FINANCIAL SOLUTIONS, INC.

18671 Lake Drive East
Southwest Tech Center A
Minneapolis, MN 55317
952-698-6980

February 9, 2015

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:       Mr. Greg Dundas

Re:          Cachet Financial Solutions, Inc.

Registration Statement on Form S-1, as amended

File No. 333-201460

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Cachet Financial Solutions, Inc. (the “Company”) respectfully requests that the effective date for the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that it will be declared effective on Wednesday, February 11, 2015, at 5:00 p.m. (Eastern Time), or as soon thereafter as is practicable.

The Company hereby acknowledges that:

(1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cachet Financial Solutions, Inc.

By:	/s/ Darin P. McAreavey
Darin P. McAreavey
Chief Financial Officer